
September 9, 2010

Via U.S. Mail

Rong Yang
Chief Executive Officer
China Infrastructure Construction Corporation
c/o United Corporate Services, Inc.
10725 West 85th Place, Arvada, CO 80005

Re: China Infrastructure Construction Corporation
        Amendment No. 3 to Registration Statement on Form S-1
        Filed August 30, 2010
        File No. 333-165742

Dear Mr. Yang:

        We have reviewed your registration statement and have the following additional comments.

General

1.   Before the registration statement's effectiveness, please arrange for FINRA to advise us that it has no objection to the underwriting arrangements for the primary offering.

Prospectus Outside Front and Back Cover Pages

2.   Since Hunter Wise Securities, LLC is acting as an advisor and not as an underwriter, its name should not appear on the outside front and back cover pages. Please revise.

        If you have questions regarding the above comments, please contact Edward Kelly, staff attorney, at (202) 551-3728 or Dietrich King, staff attorney, at (202) 551-3338.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: Darren Ofsink, Esq. (Via facsimile 212- 688-7273)